EXHIBIT (a)(5)(v)

KAISER VENTURES INC.	Corporate Headquarters 3633 Inland Empire Blvd. Suite 480 Ontario, CA 91764 909.483.8500 909.944.6605

                News Release

Contact:	Terry L. Cook
(909) 483-8511

FOR IMMEDIATE RELEASE

KAISER VENTURES ANNOUNCES FINAL RESULTS OF TENDER OFFER

Company Purchases 841,544 Class A Units at $.90 per Unit

ONTARIO, CA (December 11, 2008) — Kaiser Ventures LLC announced today the final results of its previously announced tender offer which expired at 3:00 p.m., Pacific Time, on Monday, December 1, 2008.

In accordance with the terms and conditions of the tender offer, Kaiser has accepted for purchase 841,544 Units, representing approximately 12% of its Class A Units outstanding as of August 1, 2008, at a price of $.90 per Unit, for a total cost of approximately $757,390. Kaiser has purchased more than the 700,000 Units originally offered in reliance on the rules and regulations of the Securities and Exchange Commission allowing Kaiser to purchase an additional 2% of the same class of units without having to amend or extend the tender offer.

Payment for the Units accepted for purchase under the tender offer have been made in cash without interest by Kaiser. Kaiser has caused to be returned all Units tendered and not accepted for purchase. After giving effect to the purchase of the Units, Kaiser expects to have approximately 6,349,262 Class A Units outstanding.

Unitholders can call ACS Securities Services, Inc., the depositary for the offer, at (866) 275-3703 or call or email Kaiser at (909) 483-8500 or ir@kaiserventures.com with questions and requests for information about the tender offer.

Statements in this press release which are not purely historical, including statements regarding Kaiser’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future are forward-looking statements. Such statements are subject to certain risks, uncertainties, and assumptions. Kaiser believes that Kaiser’s assumptions are reasonable. Nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, or projected. For example, Kaiser’s actual results could materially differ from those projected as a result of factors such as, but not limited to: Kaiser’s inability to complete the anticipated sale of its Eagle Mountain landfill project; litigation, including, among others, claims that relate to Eagle Mountain, including the adverse federal land exchange litigation, pre-bankruptcy activities of Kaiser Steel Corporation, its predecessor, and asbestos claims; insurance coverage disputes; the impact of federal, state, and local laws and regulations on its permitting and development activities; competition; the challenge, reduction or loss of any claimed tax benefits, including Kaiser’s conclusion that the Company Offer will not result in Kaiser being treated as a “publicly traded partnership”; the impact of natural disasters on our assets; and/or general economic conditions in the United States and Southern California. Kaiser’s business could be affected by a number of other factors, including the risk factors listed from time to time in Kaiser’s reports including, but not limited to, the annual report on Form 10-KSB for the year-ended December 31, 2007 and the quarterly reports on Form 10-Q for the quarters-ended March 31, 2008, June 30, 2008 and September 30, 2008. Investors should not to place undue reliance on the forward-looking statements contained in this press release. Kaiser disclaims any obligation, and do not undertake, to update or revise any forward-looking statements in this press release.